January 29, 2025

Lim Say Wei
Chief Executive Officer
Magnitude International Ltd
27 Woodlands Industrial Park E1
#03-15 (Lobby B) Hiangkie Industrial Building
Singapore 757718

       Re: Magnitude International Ltd
           Draft Registration Statement on Form F-1
           Submitted January 2, 2025
           CIK No. 0002046117
Dear Lim Say Wei:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted January 2, 2025
Cover Page

1. Please disclose that the Resale Shareholders will be offering their shares pursuant to the Resale Prospectus at prevailing market prices or in privately negotiated prices.
2. Please revise the Resale Prospectus cover page to disclose the offering price for the ordinary shares you and the Selling Shareholders are offering pursuant to the Public
       Offering Prospectus.
 January 29, 2025
Page 2
Prospectus Summary
Summary of Risk Factors, page 2

3. Please revise your Summary of Risk Factors so that it is no more than two pages, as required by Item 3 of Form F-1 and Item 105(b) of Regulation S-K.
Risk Factors
Risks Relating to Our Ordinary Shares and This Offering
We are a "controlled company" within the meaning of the rules of Nasdaq . . ., page 32

4. Please reconcile your disclosure on page 33 that you currently do not plan to rely on the controlled company exemptions from certain corporate governance requirements of Nasdaq with your disclosure on page 105, which indicates that you do plan to rely on such exemptions.
Corporate History and Structure, page 45

5. Please revise to disclose the important events leading to the company's current corporate structure, including the Reorganization, as discussed in Note 1 on pages F-8 and F-9. Refer to Item 4.A.4 of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

6. Please provide a rollforward of your backlog for each of the financial statement periods presented, or tell us why you believe such disclosure is not material. In addition, as applicable, please quantify the backlog attributable to each of your five largest customers and your largest customer, respectively. Finally, please disaggregate the backlog as of April 30, 2024 by the fiscal year(s) in which you expect to recognize the underlying revenue.
Liquidity and Capital Resources, page 55

7. Please expand your disclosure to address your plans for cash beyond the next 12 months and to briefly discuss any material unused sources of liquidity. Refer to Item
       5.B. of Form 20-F.
Material Cash Requirements, page 58

8. Please revise your tabular disclosure on page 58 to disaggregate bank borrowings from lease liabilities. In addition, please revise to disclose that bank borrowings are secured by legal assignment of life insurance policies, as discussed in
Note 5 on page
       F-24 and Note 11 on page F-29.
Business
Overview, page 68

9. Please clarify your revenue breakdown here with your revenue breakdown in the
       MD&A on page 52 and elsewhere. More specifically, here you state that during the fiscal years ended April 30, 2023 and 2024, approximately 74.9% and 66.9% of your revenue was derived from electrical installation projects and approximately 20.8%
       and 31.5% of your revenue was derived from A&A projects, respectively. However, on page 52 your tabular disclosure shows that during the fiscal years ended April 30,
 January 29, 2025
Page 3

       2023 and 2024, approximately 96% and 94% of your revenue was derived from
       "Greenfield and brownfield projects" (described on page F-32 as "Electrical works and installation services") and approximately 4% and 6% of your revenue was derived from "Ad-hoc services" (described on pages 66 and F-11 as "addition and alteration works"), respectively.
Management
Controlled Company Exemptions, page 105

10. Please clarify whether, to the extent you cease to be a controlled company under
       Nasdaq corporate governance rules, you instead intend to rely on the foreign private issuer exemption from certain of the corporate governance requirements of Nasdaq. In this regard, we note your disclosure on page 35 that you will rely on home country practice to be exempted from certain of the corporate governance requirements of
       Nasdaq as long as you qualify as a foreign private issuer.
Index to Consolidated Financial Statements, page F-1

11. Please tell us what consideration you gave to providing pro forma financial information to reflect (1) the offering proceeds that underwriters have agreed to purchase from you on a firm commitment basis, (2) dividends declared subsequent to
       April 30, 2024, (3) dividends paid subsequent to April 30, 2024, and (4) the issuance of 200,000 ordinary shares in the share capital of the subsidiary BNL Engineering
       Private Limited to the director. Reference is made to Article 11 of Regulation S-X.
Consolidated Statements of Changes in Equity, page F-5

12. We note your line items for Acquisition of additional interest in a subsidiary under common control in the Consolidated Statements of Changes in Equity and your line item for Proceeds from issuance of ordinary shares in a subsidiary under common control in the Consolidated Statements of Cash Flows. Please provide us with more detail about the transactions that result in these line items. In your response, please clarify if cash was paid or received.
Notes to the Consolidated Financial Statements
1. Overview
Organization and reorganization, page F-8

13.    We note your disclosure of a series of reorganization transactions (the
          Reorganization   ) beginning on page F-8. As the completion date of
the
       Reorganization has not yet been disclosed on page F-9, it appears that the
       Reorganization may still be in process. Please clarify for us and in your filing when you intend to complete the Reorganization, as your disclosure seems to indicate that the reorganization is fundamental to your presentation of consolidated financial statements.
14.    We note your disclosure on page 7 that BNL Engineering Private Limited (
  BNL   )
       was established in November 2012 by Mr. Lim and a business partner and that Mr.
       Lim completed the acquisition of his business partner   s entire equity
stake of BNL in
       2023. Please address the following:
 January 29, 2025
Page 4

             Please tell us and revise your filing to disclose when in 2023 Mr. Lim acquired his business partner's equity stake.
             Please tell us how much of BNL was owned by the business partner for the period from May 1, 2022 until Mr. Lim's acquisition of the business partner's equity stake.
             Please tell us and revise your filing to clarify if BNL was or was not under the control of Mr. Lim for the period from May 1, 2022 until Mr. Lim's acquisition of the business partner's equity stake. In your response, please tell us your basis in
           IFRS for such determination.
             To the extent BNL was under the control of Mr. Lim for all periods presented in your financial statements, please tell us how you determined it was unnecessary to present non-controlling interest for the periods that BNL was not 100% owned by
           Mr. Lim.
             To the extent BNL was not under the control of Mr. Lim for all periods presented in your financial statements, please tell us and revise your filing to disclose the accounting for the acquisition of BNL.
7. Contract assets/liabilities
Transaction price allocated to remaining performance obligations, page F-26

15. We note your disclosure of the amount of unsatisfied and partially unsatisfied performance obligations at April 30, 2024 on page F-26. We further note your disclosure on page 21 that your backlog was approximately S$3.42 million. Please clarify for us why the unsatisfied and partially unsatisfied performance obligations amounts appear to be significantly in excess of your backlog.
Exhibits

16. Please file as exhibits the material agreements or contracts made in connection with indebtedness and other obligations and related party transactions or advise.
       Refer to Item 601(b)(10) of Regulation S-K.
General

17. Where you discuss the Selling Shareholders on page 108 and the Resale Shareholders on page Alt-3, please include the address for each selling/resale shareholder and disclose the nature of any position, office or other material relationship that the selling/resale shareholder has had within the past three years with the company or any of its predecessors or affiliates. Refer to Item 9.D.1 of Form 20-F. In addition, as applicable, please describe in each of these sections the initial transaction(s) relating to the shares being offered for resale, including the date the securities were issued by the company to the selling/resale shareholders.
18. Please identify in the footnotes to the each of the tables on page 108 and page Alt-4 the persons who have voting or dispositive power over the shares being offered.
19.    Please include the outside back cover page of the Public Offering
Prospectus,
       including the dealer prospectus delivery obligation. Refer to Item 502(b) of
       Regulation S-K.
 January 29, 2025
Page 5

20. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Brigitte Lippmann at 202-551-
3713 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Kyle Leung